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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
October 16, 2009
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Pre-Effective Amendment No. 4 to Registration Statement on Form S-11 File No. 333-157688
Dear Ms. Garnett:
          This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comment by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued verbally during a telephone call with counsel on August 10, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below your comment followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR, which reflects the response below.
Table I, page A-2
1.	Comment: Please revise Table I of the prior performance tables to break out the disclosure in the line titled “Cash Down Payment and Investment Financing” to show these items separately.

Response: The Issuer has revised Table I on page A-2 of Amendment No. 4 as requested by the Staff.

Ms. Karen J. Garnett
October 16, 2009

          We trust that we have sufficiently responded to your comment. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston
Partner

cc:	Mr. Richard J. McCready Mr. James H. Sullivan, Esq.